April 6, 2011

VIA EDGAR and FAX

U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Attention Mr. Jim B. Rosenberg

Re: Pernix Therapeutics Holdings, Inc.
Form 10-K for Fiscal Year Ended December 31, 2009
Filed February 24, 2010
Form 10-Q for the Period Ended June 30, 2010
Filed August 16, 2010
File No. 001-14494

Dear Mr. Rosenberg:

As per our telephone conversation with Tabita Akins, on Wednesday, April 6, 2011, we hereby confirm our request for and your grant of a five business day extension to provide our response to the Staff’s March 24, 2011 comment letter. We anticipate completing and submitting our response on or before April 14, 2011.  We understand that an extension of more than ten business days from the due date of the original response is not permitted.

Thank you for your courtesy and consideration. If you have any questions or comments, please call me at your convenience.

Sincerely,

/s/ Tracy S. Clifford
Tracy S. Clifford
Chief Financial Officer, Treasurer and Secretary